BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1   Reporting Issuer

Bit-X Financial Corp

838 West Hastings Street, Suite 300

Vancouver, British Columbia

Canada V6C-0A6

Item 2   Date of Material Change

February 9, 2015

Item 3   News Release

Issued February 18, 2015

Item 4   Summary of Material Change

The Company today announced that its corporate name change has been approved by FINRA. Rainchief Energy Inc has changed its name to Bit-X Financial Corp:

New Name: Bit-X Financial Corp.

New CUSIP: 091750109

New Symbol: BITXF

Daily List Announcement Date: 2/18/2015

Market Effective Date: 2/19/2015

Item 5   Full Description of Material Change

See attached News Release.

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102

The Company is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7   Omitted Information

There is no omitted information

Item 8   Executive Officer

Brad Moynes, President at (604) 200-0071

Item 9   Dated at Vancouver, British Columbia, April 10, 2015

“Brad Moynes”

Brad Moynes, President & COO